--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director          X  10% Owner
    LTC Healthcare, Inc.                        Regent Assisted Living, Inc. (RGNT)            ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS Identification      4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity                           -----------------  ------------------
    300 Esplanade Drive, Suite 1860             (Voluntary)                May 1998
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                      91-1895305              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
    Oxnard,        CA              93030                                    May 1998              Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Put Option re: 7.5%                 $1.5 million   May 18,     X                         $1.5        5/18/98   3/31/00
Convertible Subordinated            (100% of face  1998                                  mill.
Notes (Obligation to Buy)*          amount)        **                                    princ.
                                                                                         amt.
                                                                                         of
                                                                                         Notes
------------------------------------------------------------------------------------------------------------------------
7.5% Convertible                    $7.50 per      May 18,     X            $1.5                     5/18/98   3/31/98
Subordinated Notes Due              share, subject 1998                     million
March 31, 2008*                     to adjustment  **                       principal
                                                                            amount of
                                                                            Notes
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
7.5%                 200,000       $1.5 million  Put Option           D
Convertible                                      with respect to
Subordinated                                     $3.5 million
Notes Due                                        principal
March 31,                                        amount of
2008                                             Notes
------------------------------------------------------------------------------------------
Common               200,000       $1.5 million  $6.5 million         D
Stock                                            principal
                                                 amount of
                                                 Notes
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

See Attachment for Footnotes

                                                                             LTC HEALTHCARE, INC.

                                                                             By: /s/ Pamela J. Privett            January 11, 1999
                                                                                 -------------------------------  ----------------
**Intentional misstatements or omissions of facts constitute                   **Signature of Reporting Person           Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).        Name:  Pamela J. Privett
                                                                                 Title: Senior Vice President,
Note: File three copies of this Form, one of which must be manually signed.             General Counsel and
      If space is insufficient, SEE Instruction 6 for procedure.                        Secretary

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)

            ATTACHMENT TO AMENDED FORM 4 FOR LTC HEALTHCARE, INC.
                 RELATING TO MAY 18, 1998 REPORTABLE EVENT

*On March 26, 1998, Healthcare and Regent executed a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"). The Purchase Agreement established a put option pursuant to which Healthcare is obligated to purchase from Regent, upon Regent's demand, up to $10,000,000 principal amount of convertible subordinated notes due 2008 (the "Notes"). Regent must exercise such put option on or prior to March 31, 2000. The Notes are convertible, in whole or in part at any time prior to March 31, 2008 at Healthcare's option, into Common Stock at a price of $7.50 per share, subject to adjustment. If all Notes were converted, such conversion would result in the issuance of 1,333,333 shares of Regent Common Stock. Under certain circumstances, Regent can required conversion of the Notes prior to March 31, 2008, at a price of $7.50 per share, subject to adjustment.

**On May 18, 1998, Regent put $1,500,000 principal amount of Notes to Healthcare. As a result, Healthcare purchased $1,500,000 principal amount of Notes on such date for a purchase price of $1,500,000. Such $1,500,000 principal amount of Notes are convertible, at a price of $7.50 per share, into 200,000 shares of Common Stock.